                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                 SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               LUNAR CORPORATION
        -------------------------------------------------------------
                                (Name of Issuer)

                      COMMON STOCK, PAR VALUE $0.01 PER SHARE
        -------------------------------------------------------------
                          (Title of Class of Securities)

                                   550362107
        -------------------------------------------------------------
                                 (CUSIP Number)

        ROBERT E. HEALING CORPORATE COUNSEL, GENERAL ELECTRIC COMPANY
                 3135 Easton Turnpike, Fairfield, CT 06431
                                (203) 373-2243
        -------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 JUNE 2, 2000
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(3), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

-------------------------------------------------------------------------------

CUSIP No. 550362107                     13D                  Page 2 of 6 Pages
-------------------------------------------------------------------------------


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     S.S. or I.R.S. Identification No. of Above
     Person

        General Electric Company 14-0689340
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds (See Instructions)

        WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

        New York
-------------------------------------------------------------------------------
  Number of                   (7) Sole Voting Power
                                        2,014,067*
   Shares                    --------------------------------------------------
                              (8) Shared Voting Power
 Beneficially                           0
                             --------------------------------------------------
  Owned by                    (9) Sole Dispositive Power
                                        2,014,067*
Each Reporting               --------------------------------------------------
                              (10) Shared Dispositive Power
 Person With                            0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

        2,014,067
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

        19.9%
-------------------------------------------------------------------------------
(14) Type of Reporting Person

        CO
-------------------------------------------------------------------------------
*Beneficially owned pursuant to the Stock Option Agreement described in this Statement.

ITEM 1.  SECURITY AND ISSUER

         This Statement relates to the Common Stock, $.01 par value per share (the "Common Stock") of Lunar Corporation ("Lunar" or the "Issuer"), which may be acquired by Reporting Person upon exercise of the Reporting Person's option to acquire shares of Issuer's Common Stock. The principal executive offices of the Issuer are located at 726 Heartland Trail, Madison, Wisconsin, 53717-1915.

ITEM 2.  IDENTITY AND BACKGROUND

         The Reporting Person is General Electric Company, a New York corporation ("GE"). GE is one of the largest and most diversified industrial corporations in the world. GE has engaged in developing, manufacturing and marketing a wide variety of products for the generation, transmission, distribution, control and utilization of electricity since its incorporation in 1892. Over the years, GE has developed or acquired new technologies and services that have broadened considerably the scope of its activities.

         GE's products include major appliances; lighting products; industrial automation products; medical diagnostic imaging equipment; motors; electrical distribution and control equipment; locomotives; power generation and delivery products; nuclear power support services and fuel assemblies; commercial and military aircraft jet engines; and engineered materials, such as plastics, silicones and superabrasive industrial diamonds.

         GE's services include product services; electrical product supply houses; electrical apparatus installation, engineering, repair and rebuilding services; and computer-related information services. Through its affiliate, the National Broadcasting Company, Inc., GE delivers network television services, operates television stations, and provides cable programming and distribution services. Through another affiliate, General Electric Capital Services, Inc., GE offers a broad array of financial and other services including consumer financing, commercial and industrial financing, real estate financing, asset management and leasing, mortgage services, consumer savings and insurance services, specialty insurance and reinsurance, and satellite communications.

         GE operates in more than 100 countries around the world, including 280 manufacturing plants in 26 different nations. GE's principal executive offices are located at 3135 Easton Turnpike, Fairfield, CT 06431 (telephone (203) 373-2211).

         The names, business address and principal occupations of each of Reporting Person's executive officers and directors are set forth in Exhibit A attached hereto, which is incorporated herein by this reference. All such persons are citizens of the United States unless otherwise noted in Exhibit A.

         During the last five years, none of the persons named in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         GE has not and, to the best of GE's knowledge, none of the directors and executive officers of GE has been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Stock Option Agreement described in Item 6 of this Statement was entered into by GE and Lunar as an inducement to GE to enter into the Merger Agreement described in Item 6. The exercise price for such option is $17.00 per share, payable in cash. The maximum amount payable is $34,239,139. GE would pay this amount out of working capital.

ITEM 4.  PURPOSE OF TRANSACTION

         GE entered into the Stock Option Agreement in order to help ensure the closing of the Merger Agreement described in Item 6. GE presently anticipates that it will acquire all of the outstanding Common Stock of Lunar upon consummation of the Merger described in Item 6.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER

         (a) - (c) By reason of the Stock Option Agreement, GE may be deemed to be the beneficial owner of the 2,014,067 (the "Stock Option Shares") shares subject to the option granted under that agreement. The Stock Option Shares would be shares newly issued by Lunar and, based upon the number of shares outstanding as of June 2, 2000 and the number of such newly issued shares, would represent 19.9% of the outstanding shares of Lunar Common Stock. If Lunar issues additional shares of Common Stock, the number of Stock Option Shares will be increased so that they represent 19.9% of the shares of Lunar Common Stock then issued an outstanding.

         Except as described in this Schedule 13D, neither GE nor, to the best knowledge of GE, any of the persons listed in Item 2 above beneficially owns any shares of Lunar Common Stock. Except as described in this Schedule 13D, neither GE nor, to the best of its knowledge, any of the persons listed in Item 2 above has effected any transactions in Lunar Common Stock during the past 60 days.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO THE SECURITIES OF THE ISSUER

         On June 2, 2000, GE, Topaz Merger Corp., a Wisconsin corporation and a wholly owned subsidiary of GE ("Sub") and Lunar entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for the merger of Sub with and into Lunar (the "Merger"), with Lunar surviving the Merger and becoming a wholly-owned subsidiary of GE. By virtue of the Merger, each outstanding share of Lunar Common Stock (other than shares held by Lunar or its subsidiaries or GE or any wholly-owned subsidiaries of GE) will be converted into the right to receive that number of shares of common stock, par value $0.06 per share, of GE (the "GE Common Stock") determined by dividing $17.00 by the Average GE Share Price (as defined below).

         The "Average GE Share Price" is the average of the daily volume-weighted sales prices per share of GE Common Stock on the New York Stock Exchange, Inc. for each of the ten consecutive trading days ending on the trading day which is five calendar days prior to the closing date of the Merger. After the Merger, the directors of Sub immediately prior to the consummation of the Merger will become directors of Lunar. Following the consummation of the Merger, the Lunar Common Stock will be delisted from the NASDAQ and the Lunar Common Stock will be terminated from registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended. A copy of the Merger Agreement is included as Exhibit 99(a) hereto and the description of the Merger Agreement contained herein is qualified in its entirety by reference to such exhibit, which is incorporated by reference.

         Concurrently with the execution of the Merger Agreement, in order to induce GE to enter into the Merger Agreement, GE and Lunar entered into the Stock Option Agreement (the "Stock Option Agreement") in which Lunar granted to GE an option (the "Option") to purchase up to 2,014,067 shares of Lunar Common Stock (which would represent approximately 19.9% of the outstanding shares of Lunar Common Stock) at an exercise price of $17.00 per share, payable in cash.

         The Option is immediately exercisable if one or more of the following events occurs: (a) any person, corporation, partnership, limited liability company or other entity or group (singularly or collectively hereinafter, a "Person"), acquires or becomes the beneficial owner of 20% or more of the outstanding shares of Lunar Common Stock, (b) any group is formed which beneficially owns 20% or more of the outstanding shares of Lunar Common stock;
(c) any person shall have commenced a tender or exchange offer for 20% or more of the then outstanding shares of Lunar Common Stock or publicly proposed any bona fide merger, consolidation or acquisition of all or substantially all the assets of Lunar, or other similar business combination involving Lunar; (d) Lunar enters into, or announces that it proposes to enter into, an agreement, including, without limitation, an agreement in principle, providing for a merger or other business combination involving Lunar or a "significant subsidiary" (as defined in rule 1.02(w) of Regulation S-X as promulgated by the Securities and Exchange Commission) of Lunar or the acquisition of a substantial interest in, or a substantial portion of the assets, business or operations of, Lunar or a significant subsidiary (other than the transactions contemplated by the Merger Agreement); (e) any Person is granted any option or right, conditional or otherwise, to acquire or otherwise become the beneficial owner of shares of Lunar Common Stock which, together with all shares of Lunar Common Stock beneficially owned by such Person, results or would result in such Person being the beneficial owner of 20% or more of the outstanding shares of Lunar Common Stock; or (f) there is a public announcement with respect to a plan or intention by a person, other than GE or its affiliates, to effect any of the foregoing transactions.

         The Option terminates upon the earlier to occur of (i) the closing of the transactions contemplated by the Merger and (ii) the termination of the Merger Agreement in accordance with its terms; PROVIDED, HOWEVER, that the Option will not terminate until 12 months after a termination pursuant to clause
(ii) immediately above under circumstances specified in the Stock Option Agreement.

         A copy of the Stock Option Agreement entered into between GE and Lunar is filed as Exhibit 99(b) hereto and the description contained herein is qualified in its entirety by reference to such exhibit, which is incorporated herein by reference.

ITEM 7.  EXHIBITS

EXHIBIT A    Identity and Background of Directors and Executive Officers of
             Reporting Persons and Item 2(d) Information

99(a) Agreement and Plan of Merger Among General Electric Company, Topaz Merger Corp., and Lunar Corporation dated June 2, 2000.

99(b)        Stock Option Agreement dated June 2, 2000.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 12, 2000
                                     GENERAL ELECTRIC COMPANY



                                     /s/ Janet Bedol



                                     By:   Janet Bedol
                                     Its:  Associate Securities Counsel

                                  SCHEDULE 13D

                                  EXHIBIT INDEX

EXHIBIT A   Identity and Background of Directors and Executive Officers of
            Reporting Persons and Item 2(d) Information

99(a) Agreement and Plan of Merger Among General Electric Company, Topaz Merger Corp., and Lunar Corporation dated June 2, 2000.

99(b)       Stock Option Agreement dated June 2, 2000.

                                   SCHEDULE A

                            GENERAL ELECTRIC COMPANY

                                    DIRECTORS

                                    PRESENT                                     PRESENT
NAME                                BUSINESS ADDRESS                            PRINCIPAL OCCUPATION
----                                ----------------                            --------------------

J.I.Cash, Jr.                       Harvard Business School                     Professor of Business
                                    Morgan Hall                                 Administration-Graduate
                                    Soldiers Field   Road                       School of Business
                                    Boston, MA 02163                            Administration, Harvard
                                                                                University

S.S. Cathcart                       222 Wisconsin Avenue                        Retired Chairman,
                                    Suite 103                                   Illinois Tool Works
                                    Lake Forest, IL 60045

D.D. Dammerman                      General Electric Company                    Vice Chairman of the Board and
                                    3135 Easton Turnpike                        Executive Officer, General
                                    Fairfield, CT 06431                         Electric Company; Chairman
                                                                                and Chief Executive Officer,
                                                                                General Electric Capital
                                                                                Services, Inc.

P. Fresco                           Fiat SpA                                    Chairman of the Board,
                                    via Nizza 250                               Fiat SpA
                                    10126 Torino, Italy

A. M. Fudge                         Kraft Foods, Inc.                           Executive Vice President,
                                    555 South Broadway                          Kraft Foods, Inc.
                                    Tarrytown, NY  10591

C.X. Gonzalez                       Kimberly-Clark de Mexico,                   Chairman of the Board
                                    S.A. de C.V.                                and Chief Executive
                                    Jose Luis Lagrange 103,                     Officer,
                                    Tercero Piso                                Kimberly-Clark de Mexico,
                                    Colonia Los Morales                         S.A. de C.V.
                                    Mexico, D.F. 11510, Mexico

A. Jung                             Avon Products, Inc.                         President and Chief
                                    1345 Avenue of the Americas                 Executive Officer,
                                    New York, NY  10105                         Avon Products, Inc.

K.G. Langone                        Invemed Associates, Inc.                    Chairman, President and Chief
                                    375 Park Avenue                             Executive Officer,
                                    New York, NY  10152                         Invemed Associates, Inc.

Scott G. McNealy                    Sun Microsystems, Inc.                      Chairman, President and Chief
                                    901 San Antonio Road                        Executive Officer,
                                    Palo Alto, CA 94303-4900                    Sun Microsystems, Inc.






                 GENERAL ELECTRIC COMPANY DIRECTORS (CONTINUED)


                                    PRESENT                                     PRESENT
NAME                                BUSINESS ADDRESS                            PRINCIPAL OCCUPATION
----                                ----------------                            --------------------

G.G. Michelson                      Federated Department Stores                 Former Member of the
                                    151 West 34th Street                        Board of Directors,
                                    New York, NY 10001                          Federated Department
                                                                                Stores

S. Nunn                             King & Spalding                             Partner, King & Spalding
                                    191 Peachtree Street, N.E.
                                    Atlanta, Georgia 30303

R.S. Penske                         Penske Corporation                          Chairman of the Board
                                    13400 Outer Drive, West                     and President, Penske
                                    Detroit, MI 48239-4001                      Corporation

F.H.T. Rhodes                       Cornell University                          President Emeritus
                                    3104 Snee Building                          Cornell University
                                    Ithaca, NY 14853

A.C. Sigler                         Champion International                      Retired Chairman of the
                                    Corporation                                 Board and CEO
                                    1 Champion Plaza                            and former Director,
                                    Stamford, CT 06921                          Champion International
                                                                                Corporation

D.A. Warner III                     J. P. Morgan & Co., Inc.                    Chairman of the Board,
                                    & Morgan Guaranty Trust Co.                 President, and Chief
                                    60 Wall Street                              Executive Officer,
                                    New York, NY 10260                          J.P. Morgan & Co.
                                                                                Incorporated and Morgan
                                                                                Guaranty Trust Company

J.F. Welch, Jr.                     General Electric Company                    Chairman of the Board
                                    3135 Easton Turnpike                        and Chief Executive
                                    Fairfield, CT 06431                         Officer, General Electric
                                                                                Company

                                   CITIZENSHIP

                    P. Fresco                          Italy
                    C. X. Gonzalez                     Mexico
                    Andrea Jung                        Canada
                    All Others                         U.S.A.

                   GENERAL ELECTRIC COMPANY EXECUTIVE OFFICERS



                                    PRESENT                                     PRESENT
NAME                                BUSINESS ADDRESS                            PRINCIPAL OCCUPATION
----                                ----------------                            --------------------

J.F. Welch, Jr.                     General Electric Company                    Chairman of the Board and
                                    3135 Easton Turnpike                        Chief Executive Officer
                                    Fairfield, CT 06431

P.D. Ameen                          General Electric Company                    Vice President and Comptroller
                                    3135 Easton Turnpike
                                    Fairfield, CT 06431

J.R. Bunt                           General Electric Company                    Vice President and Treasurer
                                    3135 Easton Turnpike
                                    Fairfield, CT 06431

W.J. Conaty                         General Electric Company                    Senior Vice President -
                                    3135 Easton Turnpike                        Human Resources
                                    Fairfield, CT 06431

D.D. Dammerman                      General Electric Company                    Vice Chairman of the Board and
                                    3135 Easton Turnpike                        Executive Officer, General
                                    Fairfield, CT 06431                         Electric Company; Chairman
                                                                                and Chief Executive Officer,
                                                                                General Electric Capital
                                                                                Services, Inc.

L.S. Edelheit                       General Electric Company                    Senior Vice President -
                                    P. O. Box 8                                 Corporate Research
                                    Schenectady, NY 12301                       and Development

Matthew J. Espe                     General Electric Company                    Senior Vice President -
                                    Nela Park                                   GE Lighting
                                    Cleveland, OH 44112

B.W. Heineman, Jr.                  General Electric Company                    Senior Vice President -
                                    3135 Easton Turnpike                        General Counsel and Secretary
                                    Fairfield, CT 06431

J.R. Immelt                         General Electric Company                    Senior Vice President -
                                    P.O. Box 414                                GE Medical Systems
                                    Milwaukee, WI 53201

L. R. Johnston                      General Electric Company                    Senior Vice President -
                                    Appliance Park                              GE Appliances
                                    Louisville, KY 40225








             GENERAL ELECTRIC COMPANY EXECUTIVE OFFICERS (Continued)

                                    PRESENT                                     PRESENT
NAME                                BUSINESS ADDRESS                            PRINCIPAL OCCUPATION
----                                ----------------                            --------------------

W.J. McNerney, Jr.                  General Electric Company                    Senior Vice President -
                                    1 Neumann Way                               GE Aircraft Engines
                                    Cincinnati, OH  05215

R.L. Nardelli                       General Electric Company                    Senior Vice President -
                                    1 River Road                                GE Power Systems
                                    Schenectady, NY 12345

R.W. Nelson                         General Electric Company                    Vice President -
                                    3135 Easton Turnpike                        Corporate Financial Planning
                                    Fairfield, CT 06431                         and Analysis

G.M. Reiner                         General Electric Company                    Senior Vice President -
                                    3135 Easton Turnpike                        Chief Information Officer
                                    Fairfield, CT 06431

J.G. Rice                           General Electric Company                    Vice President -
                                    2901 East Lake Road                         GE Transportation Systems
                                    Erie, PA  16531

G.L. Rogers                         General Electric Company                    Senior Vice President -
                                    1 Plastics Avenue                           GE Plastics
                                    Pittsfield, MA 01201

K.S. Sherin                         General Electric Company                    Senior Vice President - Finance
                                    3135 Easton Turnpike                        and Chief Financial Officer
                                    Fairfield, CT 06431

L.G. Trotter                        General Electric Company                    Senior Vice President -
                                    41 Woodford Avenue                          GE Industrial Systems
                                    Plainville, CT 06062


                      CITIZENSHIP OF ALL EXECUTIVE OFFICERS

                                     U.S.A.